SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549


FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 0-24832

Benson Financial Corporation
(Exact name of registrant as specified in its charter)

40 NE Loop 410
San Antonio, Texas 78216
(210) 340-5000

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

common stock, par value $0.10 per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

       Rule 12g-4(a)(1)(i)    [X]              Rule 12h-3(b)(1)(i)   [ ]
       Rule 12g-4(a)(1)(ii)   [ ]              Rule 12h-3(b)(1)(ii)  [ ]
       Rule 12g-4(a)(2)(i)    [ ]              Rule 12h-3(b)(2)(i)   [ ]
       Rule 12g-4(a)(2)(ii)   [ ]              Rule 12h-3(b)(2)(ii)  [ ]
                                               Rule 15d-6            [ ]

Approximate number of holders of record as of the certification or notice date:  1

Pursuant to the requirements of the Securities Exchange Act of 1934, Victoria Bankshares Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  April 24, 1997                  By:  BENSON FINANCIAL CORPORATION



                                       By:  /s/ Stanley S. Stroup
                                                Stanley S. Stroup
                                                Vice President